Exhibit 99.1

Copernic Updates Investors on Private Placement

Quebec, Canada, January 29, 2010 - Copernic, Inc. (“Copernic”) (CNIC:NASDAQ) and 220872 Ontario Inc. have agreed to delay closing of the previously announced private placement in order to negotiate the inclusion of the strategic acquisition by Copernic of a majority interest in Sunbay Energy, (“Sunbay”) a company in the waste conversion and energy generation business, from Newlook Industries Corp. (TSXV:NLI) (“Newlook”) which is controlled by Mr. John Simmonds.

“Sunbay holds the Canadian marketing rights to the Turbo Plasma Torch, a key component in the process of converting waste to energy which is manufactured by Europlasma, a public company located in France.  In addition, Sunbay is in the development stages on a waste to energy project in one Canadian city and is in negotiations on similar projects in other Canadian cities”, stated Mr. John Simmonds, Chief Executive Officer of Newlook, adding that “Newlook looks forward to growing this enterprise with Copernic”.

Mr.Marc Ferland, Chief Executive Officer of Copernic stated that “Copernic welcomes the opportunity to acquire a majority interest in Sunbay and to participate in the waste conversion and energy generation business.  I would like to thank the shareholders of Copernic for their patience while the parties negotiate the terms of this transaction.”

It is intended that the relevant legal documentation incorporating the Sunbay transaction and the private placement, including the terms and conditions thereof, will be signed by the parties and announced no later than February 12, 2010.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mycopernic.com and www.copernic.com.  With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:

Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free:  (877) 289-4682 #1013
Telephone Local:  (418) 527-0528 #1013
Email:  mferland@copernic.com
Website:www.copernic.com